UNITED STATES
		    SECURITIES AND EXCHANGE COMMISSION
			     Washington, D.C. 20549


					FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
                            Commission File Number    0-18515

	ALPHA GENERATION, INC.
Exact name of registrant as specified in its charter)

       1218 AUTREY, SUITE 2, HOUSTON TX 77006
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

COMMON NO-PAR 50,000,000 SHARES PREFERRED NO-PAR 500,000
(Title of each class of securities covered by this Form)

			NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend
the duty to file reports:
Rule 12g-4(a)(1)(i) 		Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii) 		Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i) 		Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)		Rule 12h-3(b)(2)(ii)
				Rule 15d-6            X

Approximate number of holders of record as of the certification
or notice date:          1720

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: 11/12/03             By: /S/ DONALD E. WEST
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-
6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the ommission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.